Exhibit 99.3

MINISTRY OF FINANCE

2022–23 Third Quarter Finances	February 2023

Contents		The Third Quarter Finances report contains information about Ontario’s 2022–23 fiscal outlook, primarily as of December 31, 2022.
Introduction	2
A. Ontario’s 2022–23 Fiscal Outlook	3
B. Ontario’s Recent Economic Performance and Outlook	11
C. Details of Ontario’s Finances	14
D. Ontario’s 2022–23 Borrowing Program	21

Highlights

•

Ontario’s real gross domestic product (GDP) increased 0.4 per cent in the third calendar quarter of 2022, following a 0.9 per cent gain in the second quarter of 2022. Real GDP in the third quarter was 4.0 per cent above the pre-pandemic level in the fourth quarter of 2019.

•

Compared to the 2022 Ontario Economic Outlook and Fiscal Review (also referred to as the Fall Economic Statement, or FES), the estimated projection for both real and nominal GDP growth in 2022 has been revised upwards, while the private sector projection for real and nominal GDP growth in 2023 has been revised downwards.

•

As of the 2022–23 Third Quarter Finances, the province’s 2022–23 deficit is projected to be $6.5 billion — $13.3 billion lower than the outlook published in the 2022 Budget, and $6.4 billion lower than the 2022 Ontario Economic Outlook and Fiscal Review, primarily due to higher than forecast taxation revenues. Similar updates have been seen in other jurisdictions across Canada.

•

Revenues in 2022–23 are projected to be $16.6 billion higher than forecast in the 2022 Budget and $9.6 billion higher than expected in the 2022 Ontario Economic Outlook and Fiscal Review, mainly reflecting stronger than expected taxation revenues as a result of higher net tax assessments for 2021 and prior years, based on new information from the Canada Revenue Agency, received since the release of the 2022 Ontario Economic Outlook and Fiscal Review.

•

Overall program expense in 2022–23 is projected to be $188.6 billion, $3.4 billion higher than forecast in both the 2022 Budget and the 2022 Ontario Economic Outlook and Fiscal Review, mostly due to significant one-time costs associated with ongoing land and land-related claims with Indigenous communities.

Introduction

Amid global geopolitical conflict, high inflation, rising interest rates and ongoing supply chain challenges, Ontario’s economy has remained resilient in the face of ongoing uncertainty, with real gross domestic product (GDP) estimated to have increased by 3.7 per cent in 2022.

Ontario’s economy is not immune to an expected economic slowdown in 2023, as demonstrated by private sector forecasters revising their GDP forecasts lower, on average, for that year, since the release of the 2022 Ontario Economic Outlook and Fiscal Review. That is why the government is maintaining its responsible fiscal plan, which includes ensuring fiscal policy works in tandem with monetary policy, while delivering on its Plan to Build.

Against this backdrop, the government is remaining transparent and accountable by releasing the 2022–23 Third Quarter Finances, which provides updated information about the evolution of Ontario’s economic and fiscal outlook since the release of the 2022 Ontario Economic Outlook and Fiscal Review.

The government plans to provide its next economic and fiscal update as part of the 2023 Budget, on or before March 31, 2023.

Section A: Ontario’s 2022–23 Fiscal Outlook

The province’s 2022–23 deficit is projected to be $6.5 billion — $13.3 billion lower than the outlook published in the 2022 Budget, and $6.4 billion lower than the 2022 Ontario Economic Outlook and Fiscal Review, primarily due to higher than forecast taxation revenues.

Revenues in 2022–23 are projected to be $196.4 billion, $16.6 billion higher than forecast in the 2022 Budget and $9.6 billion higher than projected in the 2022 Ontario Economic Outlook and Fiscal Review. The increased revenue forecast reflects stronger than expected taxation revenues as a result of higher net tax assessments for 2021 and prior years, based on new information received from the Canada Revenue Agency since the release of the 2022 Ontario Economic Outlook and Fiscal Review. Similar to other provinces, Ontario incorporates updated information received from the Canada Revenue Agency into its regular financial updates.

Overall program expense in 2022–23 is projected to be $188.6 billion, $3.4 billion higher than forecast in both the 2022 Budget and the 2022 Ontario Economic Outlook and Fiscal Review. Increases in program expense since the release of the 2022 Ontario Economic Outlook and Fiscal Review are primarily due to significant one-time costs associated with ongoing land and land-related claims with Indigenous communities, where Ontario is in active negotiations, or claims are accepted for negotiation or are under review1.

Other program expense increases since the release of the 2022 Ontario Economic Outlook and Fiscal Review include: spending related to reopening of colleges and its resulting additional on-campus activity; the government’s commitment to support the City of Toronto, to address a portion of its 2022 operating deficit; and additional funding for prevention and containment of COVID-19 at long-term care homes. These expenses have been partially offset by additional third-party revenues from colleges, ministry underspending, particularly for infrastructure projects, and through the drawdown of existing contingencies within the fiscal plan.

Interest on debt is projected to be $13.4 billion, slightly lower than the $13.5 billion forecast in the 2022 Budget and approximately $0.2 billion lower than the $13.6 billion projection in the 2022 Ontario Economic Outlook and Fiscal Review, due to a lower deficit than previously estimated partially offset by higher than forecast interest rates.

As a result of the lower deficit, the net debt-to-GDP ratio is projected to be 38.3 per cent in 2022–23, 3.1 percentage points lower than the 41.4 per cent forecast in the 2022 Budget and 0.1 percentage points lower than projected in the 2022 Ontario Economic Outlook and Fiscal Review.

[1]	Potential liability for these claims is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

The 2022 Budget included a $1.0 billion reserve in 2022–23, to protect the fiscal outlook against any unforeseen changes in the province’s revenue and expense forecasts. This reserve has been maintained as part of the current fiscal outlook. It provides additional prudence in the government’s fiscal framework and is distinct from contingency funds that set aside dedicated funding to be allocated in response to emerging needs. If not needed, the reserve is eliminated at year-end as part of the final projection for 2022–23 published in the 2023 Budget.

Table 1

2022–23 In-Year Fiscal Performance

($ Millions)

	2022 Budget	Current Outlook	In-Year Change
Revenue	179,798	196,447	16,649
Expense
Programs	185,163	188,554	3,392
Interest on Debt	13,485	13,442	(43)
Total Expense	198,648	201,996	3,349
Surplus/(Deficit) Before Reserve	(18,850)	(5,549)	13,301
Reserve	1,000	1,000	–
Surplus/(Deficit)	(19,850)	(6,549)	13,301

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2022, as well as other significant updates to the fiscal plan.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

Revenues in 2022–23 are projected to be $196.4 billion, $16.6 billion higher than forecast in the 2022 Budget and $9.6 billion higher than forecast in the 2022 Ontario Economic Outlook and Fiscal Review.

The forecast for Total Taxation Revenue increased by $8.7 billion, compared to the 2022 Ontario Economic Outlook and Fiscal Review. Key changes in the taxation revenue outlook, compared to the 2022 Ontario Economic and Fiscal Review, include:

•	Corporations Tax revenue increased by $5.0 billion, mainly due to higher amounts from processing 2021 and prior year tax returns by the Canada Revenue Agency;

•	Sales Tax revenue increased by $3.4 billion, largely due to an upward revision by the federal government, in December of 2022, to Ontario’s 2021 HST official entitlements;

•	Personal Income Tax revenue increased by $0.5 billion, mainly due to higher compensation of employees growth for 2022, reflecting strong growth in employment;

•	Land Transfer Tax is $233 million lower, reflecting slowing activity in the housing market; and

•

All Other Taxes combined increased by $83 million, mainly due to higher revenues from the Gasoline Tax and Education Property Tax, partially offset by lower revenues from the Employer Health Tax, Ontario Health Premium and Fuel Tax.

Net income from Government Business Enterprises is $251 million higher, mainly due to higher net income from Ontario Power Generation, reflecting higher production and lower costs, and partially offset by lower revenue from the LCBO, reflecting lower than anticipated sales.

Projected Government of Canada Transfers decreased by $207 million since the release of the 2022 Ontario Economic Outlook and Fiscal Review, mainly due to lower revenues received as a result of slower than expected progress on projects under the Investing in Canada Infrastructure Program.

Other Non-Tax Revenues combined are projected to increase by $898 million, due to higher third-party revenues from colleges reflecting projected growth in international student enrolments and revenues from other on-campus services.

Table 2

Key Changes to 2022–23 Revenue Projections

($ Millions)

		2022–23
2022 Budget Total Revenue Outlook		179,798

Revenue Changes in the 2022–23 First Quarter Finances		1,204

Revenue Changes in the 2022 Ontario Economic Outlook and Fiscal Review		5,820

Revenue Changes Since the 2022 Ontario Economic Outlook and Fiscal Review
Corporations Tax	4,960
Sales Tax	3,420
Personal Income Tax	453
Land Transfer Tax	(233)
All Other Taxes	83
Total Taxation Revenue		8,683
Government of Canada Transfers		(207)
Government Business Enterprises		251
Other Non-Tax Revenue		898
Total Revenue Changes Since the 2022 Ontario Economic Outlook and Fiscal Review		9,626

2022–23 Third Quarter Finances Total Revenue Outlook		196,447

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2022, as well as other significant updates to the fiscal plan.

Source: Ontario Ministry of Finance.

Additional developments could materially affect the 2022–23 revenue outlook as new information becomes available during and well after the end of the 2022–23 fiscal year. These include changes to the economic growth outlook, the results from 2022 tax return processing, revenue collections from Ontario-administered taxes and the earnings of government business enterprises. The government will monitor these developments and provide further details in future fiscal updates.

Expense

Total expense is projected to be $202.0 billion, or $3.3 billion higher than the 2022 Budget projection and $3.2 billion higher than the projection at the time of the 2022 Ontario Economic Outlook and Fiscal Review. Changes to expense since the release of the 2022 Ontario Economic Outlook and Fiscal Review are largely driven by ongoing land and land related claims with Indigenous communities, where Ontario is in active negotiations, or claims are accepted for negotiation or are under review.

Other program expense increases include: spending related to reopening of colleges following the easing of public health restrictions and resulting additional on-campus activity; the government’s commitment to support the City of Toronto, to address a portion of its 2022 operating deficit; and additional funding for prevention and containment of COVID-19 at long-term care homes. These expenses have been partially offset by additional third-party revenues from colleges, ministry underspending, particularly for infrastructure projects, and through the drawdown of existing contingencies within the fiscal plan.

Table 3

Key Changes to 2022–23 Total Expense Projections

($ Millions)

		2022–23
2022 Budget Total Expense Outlook		198,648

Total Expense Changes in the 2022–23 First Quarter Finances		105

Total Expense Changes in the 2022 Ontario Economic Outlook and Fiscal Review		15

Total Program Expense Changes Since the 2022 Ontario Economic Outlook and Fiscal Review:
Land and Land Related Claims	5,000
College Sector Spending – Consolidation	727
Support for a Portion of the City of Toronto’s 2022 Operating Deficit	235
Prevention and Containment of COVID-19 in Long-Term Care Homes	183
Additional Funding for the Alcohol and Gaming Commission of Ontario	35
Additional Resources for the Landlord and Tenant Board and Ontario Land Tribunal	4
Enhancement of Emergency Management Ontario	3
Ontario Student Assistance Program (OSAP) Underspending	(90)
Ministry of Economic Development, Job Creation and Trade Savings	(102)
Public Safety Radio Network (PSRN) Underspending	(155)
Ministry of Infrastructure Program Underspending	(700)
All Other Changes	(10)
Total Program Expense Changes		5,130

Net Drawdown of the Contingency Fund		(1,738)

Total Net Program Expense Changes Since the 2022 Ontario Economic Outlook and Fiscal Review		3,392
Interest on Debt Change Since the 2022 Ontario Economic Outlook and Fiscal Review		(163)
Total Expense Changes Since the 2022 Ontario Economic Outlook and Fiscal Review		3,229

2022–23 Third Quarter Finances Total Expense Outlook		201,996

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2022, as well as other significant updates to the fiscal plan.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Program Expense Update

Total program expense in 2022–23 is projected to be $188.6 billion, $3.4 billion higher than forecast in both the 2022 Budget and the 2022 Ontario Economic Outlook and Fiscal Review. Increases in program expense since the release of the 2022 Ontario Economic Outlook and Fiscal Review are primarily due to significant one-time costs associated with ongoing land and land-related claims with Indigenous communities.

Details of key changes to program expense projections since the release of the 2022 Ontario Economic Outlook and Fiscal Review include the following:

•

$5.0 billion in one-time expense associated with ongoing land and land related claims with Indigenous communities, where Ontario is in active negotiations, or claims are accepted for negotiation or are under review;

•

$727 million in accounting adjustments for higher than forecast college sector spending from increased on-campus activities following the easing of public health restrictions, offset by third-party revenues;

•

$235 million to support a portion of the City of Toronto’s operating deficit with up to one third of the city’s projected 2022 COVID-19 pressures, ensuring continued operations and the provision of public services;

•	$183 million to help long-term care homes prevent and contain the spread of COVID-19, including increased staffing supports;

•	$35 million to support the operations of the Alcohol and Gaming Commission of Ontario, primarily as a result of reduced recoveries from regulated sectors;

•

$4 million for additional resources for the Landlord and Tenant Board and Ontario Land Tribunal, to improve service standards and facilitate the faster resolution of disputes in order to increase housing supply; and

•	$3 million in additional funding to support increased capacity at Emergency Management Ontario, to better respond to future public health threats.

Other changes to program expense, representing ministry savings and underspending, are outlined below. Through the course of the year, circumstances may give rise to savings and underspending due to effective fiscal management to obtain greater value for money, changes to program take-up, federal program changes, delays by project partners outside of the government’s direct control and other factors:

•	$90 million in underspending in the Ministry of Colleges and Universities, related to lower than expected student uptake for financial assistance;

•	$102 million in underspending for the Ministry of Economic Development, Job Creation and Trade, due to updated timing of initiative delivery into future years;

•	$155 million in underspending in the Ministry of the Solicitor General, related to the Public Safety Radio Network;

•

$700 million in underspending in the Ministry of Infrastructure, accompanied by a reduction in federal revenue of $170 million, due to revised implementation timelines for a number of planned infrastructure projects, including those related to high-speed internet and the Investing in Canada Infrastructure Program; and

•	All Other Changes of $10 million in underspending.

$1.7 billion in program expense changes have been offset from contingencies.

Interest on Debt Expense Update

Interest on debt expense is projected to be $13.4 billion, slightly lower than the $13.5 billion forecast in the 2022 Budget and approximately $0.2 billion lower than the $13.6 billion projection in the 2022 Ontario Economic Outlook and Fiscal Review. Due to rising interest rates, Ontario’s cost of borrowing has, however, increased to 4.0 per cent, which is higher than the 3.4 per cent forecast in the 2022 Budget but lower than the 4.2 per cent forecast in the 2022 Ontario Economic Outlook and Fiscal Review.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen changes in the province’s revenue and expense, including those resulting from Ontario’s economic performance. The 2022 Budget included a reserve of $1.0 billion in 2022–23, which has been maintained as part of the current fiscal outlook. If not needed, the reserve is eliminated at year-end as part of the final projection for 2022–23 published in the 2023 Budget. In addition, the Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and for contingent liabilities associated with claims by Indigenous communities — and unforeseen events which may otherwise adversely affect Ontario’s fiscal performance. The remaining balance of the Contingency Fund is projected to be $1.8 billion for 2022–23.

Section B:	Ontario’s Recent Economic Performance and Outlook

Recent Economic Performance

In the third calendar quarter of 2022, Ontario’s real gross domestic product (GDP) recorded its fifth consecutive quarter of growth, increasing 0.4 per cent and thus exceeding the pre-pandemic level by 4.0 per cent at the end of the fourth quarter of 2019. However, Ontario’s real GDP growth slowed from a 0.9 per cent increase in the second quarter of 2022, particularly in interest rate sensitive sectors such as consumer spending and housing, which coincided with continued tightening of monetary policy by the Bank of Canada.

Ontario’s labour market remained strong in 2022, with employment rising by 338,300, following a gain of 367,400 in 2021. Most of the net employment gains in 2022 were in full-time (84 per cent of the total), private sector (74 per cent of the total) jobs. In addition, the unemployment rate remained near historic lows, ending the year at 5.3 per cent in December 2022.

Like many other economies around the world, inflation in Ontario rose strongly in 2022, in part due to a rebound in demand, supply chain disruptions and higher commodity prices further exacerbated by Russia’s invasion of Ukraine. Over the last several months, inflation pressures have begun to ease but remain elevated. Ontario’s Consumer Price Index (CPI) increased 6.0 per cent in December 2022, compared to a year earlier, moderating from a recent peak of 7.9 per cent in June 2022.

Economic Outlook

The outlook for global growth has weakened, partly due to the impacts of tighter monetary policy as central banks around the world address elevated price inflation. The International Monetary Fund estimates global real GDP grew 3.4 per cent in 2022, and projects real GDP to increase 2.9 per cent in 2023. U.S. real GDP increased by 2.1 per cent in 2022 and is projected to rise 0.5 per cent in 2023, according to Blue Chip Economic Indicators.

The Ministry of Finance estimates that Ontario real GDP increased 3.7 per cent in 2022, which is higher than the 2022 Ontario Economic Outlook and Fiscal Review planning assumption of 2.6 per cent. Ontario nominal GDP is estimated to have increased 9.4 per cent in 2022, slightly above the 2022 Ontario Economic Outlook and Fiscal Review planning assumption of 9.2 per cent.

Private sector forecasters, on average, project Ontario’s real GDP to rise by 0.3 percent in 2023, compared to the 2022 Ontario Economic Outlook and Fiscal Review planning assumption of 0.5 per cent. Ontario’s nominal GDP is projected to rise by 2.9 per cent in 2023, compared to the 2022 Ontario Economic Outlook and Fiscal Review planning assumption of 3.5 per cent, due largely to weaker GDP inflation expectations.

The future path of price inflation is a key risk to the economic outlook. In 2022, the Bank of Canada raised interest rates significantly to help reduce inflation. In recent months, inflation has begun to moderate, helped by lower energy prices. If inflation remains above the Bank of Canada’s 2 per cent target for longer than expected, the Bank may increase interest rates more than expected, which risks further negative impacts on the economy. Conversely, there is also an upside risk that inflation may moderate more quickly than expected, allowing the Bank of Canada to lower interest rates sooner than expected, which would support economic growth.

Russia’s invasion of Ukraine remains an ongoing source of global economic uncertainty and continues to impact commodity markets and global supply chains. On the other hand, the loosening of pandemic-related health restrictions in China and the subsequent increase in economic activity could help further ease global supply chain disruptions and boost global GDP growth.

Section C:  Details of Ontario’s Finances

Table 4

Revenue

($ Millions)

	2022–23
	2022 Budget	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	44,584	50,791	6,207
Sales Tax	32,287	35,858	3,571
Corporations Tax	19,736	27,625	7,889
Education Property Tax	5,652	5,804	152
Employer Health Tax	7,842	7,738	(104)
Ontario Health Premium	4,722	4,663	(59)
Gasoline Tax	2,088	1,962	(126)
Land Transfer Tax	5,686	4,152	(1,534)
Tobacco Tax	953	851	(102)
Fuel Tax	703	557	(146)
Beer, Wine and Spirits Taxes	635	626	(9)
Electricity Payments in Lieu of Taxes	511	547	36
Ontario Portion of the Federal Cannabis Excise Duty	215	253	38
Other Taxes	800	670	(130)
	126,414	142,097	15,683
Government of Canada
Canada Health Transfer	17,560	17,524	(36)
Canada Social Transfer	6,191	6,178	(13)
Equalization	–	–	–
Infrastructure Programs	1,239	1,069	(170)
Labour Market Programs	1,128	1,128	–
Social Housing Agreement	263	263	–
Other Federal Payments	4,139	4,183	44
Direct Transfers to Broader Public Sector Organizations	479	491	12
	30,999	30,836	(163)
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,583	2,441	(142)
Ontario Power Generation Inc./Hydro One Ltd.	1,186	1,460	274
Ontario Lottery and Gaming Corporation	2,330	2,384	54
Ontario Cannabis Store	180	225	45
	6,279	6,510	231
continued...

Table 4 (continued)

Revenue

($ Millions)

	2022–23
	2022 Budget	Current Outlook	In-Year Change
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,365	10,262	897
Vehicle and Driver Registration Fees	1,034	1,034	–
Miscellaneous Other Non-Tax Revenue	1,169	1,169	–
Other Fees and Licences	1,211	1,208	(3)
Sales and Rentals	1,939	1,939	–
Reimbursements	1,039	1,039	–
Royalties	307	307	–
Power Supply Contract Recoveries	42	46	4
Net Reduction of Power Purchase Contracts	–	–	–
	16,106	17,004	898
Total Revenue	179,798	196,447	16,649

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2022, as well as other significant updates to the fiscal plan.

Source: Ontario Ministry of Finance.

Table 5

Total Expense1

($ Millions)

	2022–23
Ministry Expense	2022 Budget	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	331.3	331.3	–
Demand-Driven Risk Management and Time-Limited Programs	439.3	439.3	–
COVID-19 Time-Limited Funding[2]	47.6	47.6	–
Agriculture, Food and Rural Affairs (Total)	818.1	818.1	–
Attorney General (Base)	1,783.7	1,822.8	39.1
COVID-19 Time-Limited Funding[2]	52.0	52.0	–
Attorney General (Total)	1,835.7	1,874.8	39.1
Board of Internal Economy (Base)	278.2	278.2	–
Provision for Costs of General Election	100.0	100.0	–
Board of Internal Economy (Total)	378.2	378.2	–
Children, Community and Social Services (Base)	18,326.5	18,472.8	146.4
COVID-19 Time-Limited Funding[2]	22.0	23.0	1.0
Children, Community and Social Services (Total)	18,348.5	18,495.8	147.3
Citizenship and Multiculturalism (Base)	52.6	50.7	(1.9)
COVID-19 Time-Limited Funding[2]	3.7	3.7	–
Citizenship and Multiculturalism (Total)	56.3	54.4	(1.9)
Colleges and Universities (Base)	9,439.4	10,167.9	728.5
Student Financial Assistance	1,333.0	1,241.6	(91.4)
COVID-19 Time-Limited Funding[2]	10.7	10.7	–
Colleges and Universities (Total)	10,783.1	11,420.2	637.1
Economic Development, Job Creation and Trade (Base)	429.8	429.8	–
Time-Limited Investments	434.4	545.5	111.1
COVID-19 Time-Limited Funding[2]	78.0	96.0	18.0
Economic Development, Job Creation and Trade (Total)	942.1	1,071.2	129.1
Education (Base)	32,439.0	32,441.5	2.5
Teachers’ Pension Plan	1,630.0	1,630.0	–
COVID-19 Time-Limited Funding[2]	597.5	968.6	371.2
Education (Total)	34,666.5	35,040.2	373.7
Energy (Base)	327.6	327.6	–
Electricity Cost Relief Programs	6,273.7	6,273.7	–
Energy (Total)	6,601.3	6,601.3	–
Environment, Conservation and Parks (Base)	711.9	716.1	4.3
COVID-19 Time-Limited Funding[2]	24.7	24.7	–
Environment, Conservation and Parks (Total)	736.6	740.8	4.3
Executive Offices (Total)	47.0	48.3	1.3
Finance (Base)	938.5	978.1	39.6
Investment Management Corporation of Ontario[3]	221.9	221.9	–
Ontario Municipal Partnership Fund	501.9	501.9	–
Power Supply Contract Costs	42.3	42.3	–
Finance (Total)	1,704.6	1,744.2	39.6
continued...

Table 5 (continued)

Total Expense1

($ Millions)

	2022–23
Ministry Expense	2022 Budget	Current Outlook	In-Year Change
Francophone Affairs (Base)	7.4	7.4	–
Time-Limited Investments	0.6	0.6	–
Francophone Affairs (Total)	7.9	7.9	–
Government and Consumer Services (Base)	835.8	832.8	(3.0)
Realty	1,184.5	1,248.6	64.1
COVID-19 Time-Limited Funding[2]	89.2	89.2	–
Government and Consumer Services (Total)	2,109.6	2,170.7	61.1
Health (Total)	68,414.4	68,414.4	–
COVID-19 Health Response[4]	4,753.6	4,922.3	168.7
Heritage, Sport, Tourism and Culture Industries (Base)	871.2	906.8	35.6
Ontario Cultural Media Tax Credits	816.9	819.2	2.3
COVID-19 Time-Limited Funding[2]	200.0	200.0	–
Heritage, Sport, Tourism and Culture Industries (Total)	1,888.2	1,926.1	37.9
Indigenous Affairs	118.3	118.9	0.6
One-Time Investments including Settlements	–	5,000.0	5,000.0
Indigenous Affairs (Total)	118.3	5,118.9	5,000.6
Infrastructure (Base)	981.5	479.0	(502.5)
Federal–Provincial Infrastructure Programs	717.4	440.9	(276.5)
Waterfront Toronto Revitalization (Port Lands Flood Protection)	25.0	25.0	–
Municipal Infrastructure Program Investments	398.4	398.4	–
Infrastructure (Total)	2,122.3	1,343.3	(779.0)
Labour, Training and Skills Development (Base)	301.7	296.4	(5.3)
Training Tax Credits (Co-operative Education and Apprenticeship Training)[5]	92.0	92.0	–
Demand-Driven Employment and Training Programs	1,126.6	1,156.6	30.0
COVID-19 Time-Limited Funding[2]	284.7	469.0	184.3
Labour, Training and Skills Development (Total)	1,804.9	2,013.9	209.0
Long-Term Care (Total)[6]	6,750.9	6,750.9	–
Municipal Affairs and Housing (Base)	562.4	562.4	–
Time-Limited Investments	414.5	414.5	–
Social Housing Agreement – Payments to Service Managers	210.3	210.3	–
COVID-19 Time-Limited Funding[2]	127.5	391.3	263.8
Municipal Affairs and Housing (Total)	1,314.7	1,578.5	263.8
Northern Development, Mines, Natural Resources and Forestry (Base)	1,439.4	1,440.3	1.0
Emergency Forest Firefighting	100.0	100.0	–
Northern Development, Mines, Natural Resources and Forestry (Total)	1,539.3	1,540.3	1.0
Seniors and Accessibility (Base)	203.1	203.1	–
Time-Limited Investments	0.8	0.8	–
COVID-19 Time-Limited Funding[2]	31.1	40.5	9.4
Seniors and Accessibility (Total)	235.0	244.4	9.4
continued...

Table 5 (continued)

Total Expense1

($ Millions)

	2022–23
Ministry Expense	2022 Budget	Current Outlook	In-Year Change
Solicitor General (Base)	3,516.4	3,364.0	(152.4)
COVID-19 Time-Limited Funding[2]	–	1.8	1.8
Solicitor General (Total)	3,516.4	3,365.8	(150.6)
Transportation (Base)	5,888.2	5,888.2	–
Federal–Provincial Infrastructure Programs	720.7	720.7	–
COVID-19 Time-Limited Funding[2]	585.0	585.0	–
Transportation (Total)	7,194.0	7,194.0	–
Treasury Board Secretariat (Base)	335.2	335.2	–
Employee and Pensioner Benefits	1,590.1	1,590.1	–
Operating Contingency Fund	4,325.8	1,529.1	(2,796.7)
Capital Contingency Fund	224.2	220.9	(3.3)
Treasury Board Secretariat (Total)	6,475.3	3,675.3	(2,800.0)
Interest on Debt[7]	13,485.0	13,442.0	(43.0)
Total Expense	198,647.7	201,996.3	3,348.5
[1]

The ministry structures have been retained from the 2022 Budget. The new government structure, reflecting the announcement of the Executive Council on June 24, 2022, will be reflected in future publications.

[2]

In the 2022 Budget, the government made COVID-19 Time-Limited Funding available in 2022–23. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[3]	Based on the requirements of Public Sector Accounting Standards, the Province consolidated the Investment Management Corporation of Ontario into the Ministry of Finance.
[4]

For presentation purposes in the 2022–23 Third Quarter Finances, time-limited COVID-19 related spending has been included separately instead of within the Ministry of Health and the Ministry of Long-Term Care. This change in presentation does not impact ministry allocations, which reflect the ministry structure(s) presented in the 2022–23 Expenditure Estimates.

[5]	The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017.
[6]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.7 billion in 2022–23.

[7]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $401 million in 2022–23.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2022, as well as other significant updates to the fiscal plan.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Table 6 Infrastructure Expenditures ($ Millions)
Sector	2022–23 Current Outlook			2022 Budget	In-Year Change
	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures	Total Infrastructure Expenditures
Transportation
Transit	6,767	1,406	8,173	8,183	(9)
Provincial Highways	2,778	240	3,018	3,018	–
Other Transportation, Property and Planning	142	77	219	219	–
Health
Hospitals	3,022	3	3,025	3,025	–
Other Health	53	162	215	215	–
Education	2,922	15	2,938	2,938	–
Postsecondary Education
Colleges and Other	837	49	886	470	416
Universities	–	135	135	135	–
Social	20	299	319	319	–
Justice	570	34	604	847	(243)
Other Sectors[4]	1,043	1,485	2,528	3,279	(751)
Total Infrastructure Expenditures	18,155	3,904	22,059	22,647	(588)
Less: Other Partner Funding[5]	3,021	–	3,021	2,611	410
Total[6]	15,134	3,904	19,038	20,035	(997)
[1]	Includes $401 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $13.3 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes broadband infrastructure, government administration, natural resources and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes federal/municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Table 7

Five-Year Review of Selected Financial and Economic Statistics

($ Millions)

				Actual	Current Outlook
	2018–19	2019–20	2020–21	2021–22	2022–23
Revenue	153,700	156,096	164,893	185,062	196,447
Expense
Programs	148,751	152,273	169,023	170,453	188,554
Interest on Debt[1]	12,384	12,495	12,274	12,558	13,442
Total Expense	161,135	164,768	181,297	183,011	201,996
Reserve	–	–	–	–	1,000
Surplus/(Deficit)	(7,435)	(8,672)	(16,404)	2,051	(6,549)
Net Debt	338,496	353,332	373,564	380,415	401,101
Accumulated Deficit	216,642	225,764	239,294	236,857	247,142
Gross Domestic Product (GDP) at Market Prices	860,104	893,224	866,981	956,707	1,046,883
Primary Household Income	567,484	593,065	592,460	644,263	705,280
Population — July (000s)[2]	14,309	14,545	14,726	14,809	15,109
Net Debt Per Capita (dollars)	23,657	24,293	25,368	25,688	26,546
Household Income Per Capita (dollars)	39,660	40,775	40,232	43,504	46,678
Net Debt as a Per Cent of Revenue	220.2%	226.4%	226.5%	205.6%	204.2%
Interest on Debt as a Per Cent of Revenue	8.1%	8.0%	7.4%	6.8%	6.8%
Net Debt as a Per Cent of GDP	39.4%	39.6%	43.1%	39.8%	38.3%
Accumulated Deficit as a Per Cent of GDP	25.2%	25.3%	27.6%	24.8%	23.6%
[1]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $175 million in 2018–19, $245 million in 2019–20, $230 million in 2020–21, $321 million in 2021–22 and $401 million in 2022–23.

[2]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2018–19, the population on July 1, 2018 is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D:  Ontario’s 2022–23 Borrowing Program

Table 8 Ontario’s 2022–23 Borrowing Program ($ Billions)
	2022–23
	2022 Budget	Current Outlook	Change from 2022 Budget
Deficit/(Surplus)	19.9	6.5	(13.3)
Investment in Capital Assets	13.4	13.3	(0.2)
Non-Cash Adjustments	(9.7)	(17.7)	(8.0)
Loans to Infrastructure Ontario	(0.1)	(0.2)	(0.1)
Other Net Loans/Investments	0.7	0.0	(0.7)
Debt Maturities/Redemptions	30.5	30.6	0.0
Total Funding Requirement	54.7	32.5	(22.2)
Decrease/(Increase) in Short-Term Borrowing	(3.0)	–	3.0
Increase/(Decrease) in Cash and Cash Equivalents	–	–	–
Pre-Borrowing in 2021–22 for 2022–23	(10.3)	(10.3)	–
Pre-Borrowing for 2023–24	–	9.9	9.9
Total Long-Term Public Borrowing	41.5	32.2	(9.3)
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Ontario’s current funding requirements for 2022–23 are projected to decrease by $22.2 billion compared to the forecast in the 2022 Budget, reflecting stronger financial results reported in the Public Accounts of Ontario 2021–22 and a decrease in the projected deficit for 2022–23. The funding requirements are down $6.9 billion, compared to the forecast in the 2022 Economic Outlook and Fiscal Review.

The province’s long-term borrowing program for 2022–23 is forecast to remain unchanged from the forecast in the 2022 Ontario Economic Outlook and Fiscal Review, reflecting additional pre-borrowing of $6.9 billion for the next fiscal year, for a total of $9.9 billion. The province’s total long-term borrowing program is $9.3 billion lower than forecast in the 2022 Budget. Short-term borrowing for the fiscal year is projected to remain unchanged since the release of the 2022 Economic Outlook and Fiscal Review.

As of February 7, 2023, Ontario had completed $29.9 billion or 93 per cent of its $32.2 billion 2022–23 long-term borrowing program. Approximately $26.2 billion or 88 per cent was completed in Canadian dollars, with the remaining $3.7 billion or 12 per cent completed primarily in U.S. dollars.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $13.5 billion issued since 2014–15, with $13.0 billion outstanding. Subject to market conditions, Ontario plans to continue issuing multiple Green Bonds each fiscal year, including in 2022–23.

Ontario is updating its Green Bond Framework. The update will include better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future.

Interest rates have risen by more than projected in the 2022 Budget, resulting in an increase of Ontario’s cost of borrowing for 2022–23 to 4.0 per cent from 3.4 per cent projected in the 2022 Budget, but down from the 4.2 per cent forecast in the 2022 Economic Outlook and Fiscal Review. In spite of the higher interest rates, interest on debt is forecast to decline to $13.4 billion from the $13.5 billion forecast in the 2022 Budget as a result of lower deficits and the borrowing program. Ontario will continue to monitor movements in long-term interest rates and provide regular updates on interest on debt costs in future fiscal updates.

2022–23 Long-Term Borrowing

Table 9 2022–23 Long-Term Borrowing ($ Billions)
Canadian Dollar Issues	26.2
Foreign Currency Issues	3.7
Total	29.9

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2022–23 Third Quarter Finances, please call or email:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776
Email:	FinanceCommunications.fin@ontario.ca

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